Exhibit 1.02

Wesco Aircraft Holdings, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2013

This Conflict Minerals Report (the “Report”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”).

Introduction

Wesco Aircraft Holdings, Inc. (“Wesco” or the “Company”) is one of the world’s largest distributors and providers of comprehensive supply chain management services to the global aerospace industry on an annual sales basis.  Wesco’s services range from traditional distribution to the management of supplier relationships, quality assurance, kitting, just-in-time (“JIT”) delivery and point-of-use inventory management.  The Company supplies over 575,000 active stock-keeping units, including hardware, chemicals, electronic components, bearings, tools and machined parts.  Wesco serves its customers under both (i) long-term contractual arrangements, which include JIT contracts that govern the provision of comprehensive outsourced supply chain management services and long-term agreements that typically set prices for specific products, and (ii) ad hoc sales.  The Company has more than 2,600 employees and operates across 79 locations in 19 countries.  Unless the context otherwise indicates or requires, as used in this Report, references to “we,” “us,” “our,” “Wesco” or our “company” refer to Wesco Aircraft Holdings, Inc. and its subsidiaries.

For the period covered by this Report, Wesco did not manufacture or contract to manufacture most of the products that it supplied to customers, however, Wesco did manufacture certain of its electronic products and contracted to manufacture certain of its machined and customer-designed parts (collectively, the “Covered Products”) containing conflict minerals (defined in Item 1.01 of Form SD as columbite-tantalite (coltan), cassiterite, gold, wolframite and their derivatives, which are limited to tantalum, tin and tungsten) that are necessary to the functionality or production of the Covered Products.  For the period covered by this Report, based on the due diligence measures described in this Report, we have been unable to determine whether the conflict minerals contained in the Covered Products originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”).

Design of Our Conflict Minerals Program

The design of our conflict minerals program is intended to conform, in all material respects, to the Organisation for Economic Co-operation and Development (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and related Supplements on Tin, Tantalum and Tungsten and on Gold (the “OECD Guidance”).  Our conflict minerals program for the period covered by this Report is summarized below.

1.              Establish Strong Company Management Systems

Wesco has adopted a written conflict minerals policy, which is publicly available on our website at https://www.wescoair.com/eng/company/Pages/Downloads.aspx.  Our policy sets forth our commitment to responsible sourcing of conflict minerals and our expectation for suppliers to provide materials to Wesco that do not directly or indirectly finance or benefit armed groups in the Covered Countries, adopt policies and procedures to support our compliance with the Rule, and participate in our due diligence efforts.

For the 2013 reporting year, we communicated with suppliers regarding their responsibilities under our conflict minerals program through direct communications, including letters explaining the Rule, our expectations of suppliers and how to access the Conflict-Free Sourcing Initiative (“CFSI”) Conflict Minerals Reporting Template on our website, which also includes our written conflict minerals policy.

We have assembled an internal conflict minerals team to develop, lead and execute our conflict minerals program.  The team provides direct oversight of our conflict minerals program and is comprised of senior representatives of the following departments:  legal; quality engineering; and supply chain.  Additionally, members of the internal conflict minerals team have provided regular updates on the progress of Wesco’s conflict minerals program directly to both senior management and Wesco’s board of directors.

We have no relationships with smelters or refiners and do not purchase conflict minerals directly from mines, smelters or refiners.  As a result, we must rely on our direct suppliers to provide us with information regarding the conflict minerals contained in the products and materials those suppliers provide to us, and our direct suppliers are similarly reliant upon information provided by their suppliers.  In order to collect information from suppliers, we have implemented a supply chain transparency effort based on the due diligence tools developed by the CFSI, including a supplier survey based on the CFSI’s Conflict Minerals Reporting Template, which is designed to identify the smelters and refiners that process the conflict minerals in a company’s supply chain.

We are committed to operating under the highest ethical standards of business conduct, and we have an established grievance mechanism, as described in our Code of Business Ethics and Conduct, that enables individuals to report concerns, including any concerns regarding our conflict minerals supply chain.

2.              Identify and Assess Risk in the Supply Chain

As discussed above, we implemented a supply chain survey process based on the CFSI’s Conflict Minerals Reporting Template, which requested our direct suppliers to identify the smelters and refiners and countries of origin of the conflict minerals in products and components they supply to Wesco.

For the 2013 reporting year, we treated all electronic products assembled by Wesco as “manufactured” and all products for which we enter into subcontracts with manufacturers and for which we provide customer designs as “contracted to manufacture” under the Rule.

After identifying the Covered Products, we compiled a list of direct suppliers of our Covered Products to survey and sent a letter explaining the SEC’s conflict minerals reporting requirements to these suppliers.  Following this initial letter, we sent a second letter which provided instructions for completing the survey and links to training resources on due diligence provided by the CFSI.

We documented the information received from suppliers and reviewed supplier responses for completeness and sent follow-up notifications on three separate occasions to nonresponsive suppliers and suppliers that failed to complete the CFSI template, for a total of five letters sent to our direct suppliers.  Through this process, we identified the suppliers that, notwithstanding our efforts to follow up about the supplier survey, provided incomplete responses, were unresponsive to our requests or refused to respond to our inquiry.

3.              Design and Implement a Strategy to Respond to Identified Risks

We have taken steps to respond to identified risks and monitor suppliers’ progress in meeting the expectations set forth in our conflict minerals policy.  We have worked with suppliers to develop strategies that avoid sourcing conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries, communicated our expectations to suppliers, communicated with suppliers to understand their progress and plans and supported industry efforts to encourage smelters and refiners to participate in the Conflict-Free Smelter Program.  In addition, our purchase orders include provisions requiring our suppliers to comply with the Rule and to provide us with the information necessary for both Wesco’s and its customers’ continued compliance with the Rule.

We summarized key findings from our risk mitigation efforts and have provided regular updates on the progress of Wesco’s conflict minerals program directly to both senior management and Wesco’s board of directors.

4.              Support the Development and Implementation of Independent Third Party Audits

As discussed above, we do not have direct relationships with smelters or refiners, and we do not perform direct audits of these entities’ supply chains of conflict minerals.  However, we support the development and implementation of independent third party audits of smelters’ and refiners’ sourcing, such as the CFSI’s Conflict-Free Smelter Program.  In furtherance of these goals, we are also actively involved with the Aerospace Industries Association, the National Aerospace Standards Committee, the Industrial Fasteners Institute and the National Association of Manufacturers.

5.              Report on Supply Chain Due Diligence

As indicated in the Form SD, this Report is publicly available on our website at http://ir.wescoair.com/phoenix.zhtml?c=245867&p=irol-sec, and, as indicated above, our conflict minerals policy is publicly available on our website at https://www.wescoair.com/eng/company/Pages/Downloads.aspx.

Results of Our Due Diligence Measures

Wesco received responses to the supplier survey from approximately 75% of the 425 suppliers surveyed.  Of the 425 suppliers Wesco surveyed, approximately 25% did not respond.  Of the approximately 75% of suppliers that responded, most indicated that they were unable to determine at present whether or not their supplied parts contain conflict minerals sourced from the Covered Countries and were unable to provide information about the smelters and refiners in their supply chains.  Several of the suppliers that did not respond indicated that they needed additional time and would complete the survey upon finishing their due diligence processes.

Accordingly, based on the due diligence measures described in this Report, we have been unable to determine whether the conflict minerals contained in the Covered Products originated in the Covered Countries or came from recycled or scrap sources, or to determine the countries of origin of these conflict minerals or the facilities used to process them.  Our efforts to determine the mine or location of origin of the conflict minerals in the Covered Products with the greatest possible specificity consisted of the due diligence measures described in this Report, including our efforts to seek information from suppliers using a supply chain survey process based on the CFSI’s Conflict Minerals Reporting Template.

Our Approach Going Forward

Since the end of the 2013 reporting period, we took, or plan to take, the following steps to improve our due diligence to further mitigate the risk that the conflict minerals in our Covered Products could benefit armed groups in the Covered Countries:  (1) follow up with suppliers that have not responded to our survey requests or have indicated that they need additional time; (2) continue our involvement with industry groups that support conflict-free sourcing, like the CFSI; (3) monitor and track suppliers that do not meet the expectations set forth in our conflict minerals policy to evaluate their progress in meeting those expectations and improving the completeness and accuracy of the information they provide to Wesco; and (4) encourage our suppliers to source from certified conflict-free sources, and encourage smelters or refiners identified as being in Wesco’s supply chain to become certified as conflict-free under the CFSI or similar assessment programs.